UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PubMatic, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per shares

(Title of Class of Securities)

74467Q103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74467Q103	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rajeev K. Goel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,126,022(a)(b)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,126,022(a)(b)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,126,022(a)(b)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%(c)
12	TYPE OF REPORTING PERSON IN

(a)	Each share of Class B common stock is convertible at any time into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock.

(b)	Ownership of Class A common stock assumes conversion of all such Reporting Person’s shares of Class B common stock into shares of Class A common stock. Represents (i) 11,037 shares of Class A common stock held by the Reporting Person, (ii) 210,984 shares of Class B common stock held by the Reporting Person, (iii) 516,284 shares of Class B common stock held by The Goel Family Trust, of which the Reporting Person is a beneficiary, (iv) 581,260 shares of Class B common stock held by the Reporting Person, as custodian for the benefit of his children under the California Uniform Transfers to Minors Act, (v) 400,000 shares of Class B common stock held by The Goel Heritage Trust, of which the Reporting Person’s children are the beneficiaries, and for which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein, (vi) 68,616 shares of Class B common stock held by The Goel Family Gift Trust, of which family members of the Reporting Person and certain other individuals are beneficiaries, and for which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein, (vii) 308,775 shares of Class B common stock held by a trust, of which a child of the Reporting Person is a beneficiary, and for which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein, (viii) 308,775 shares of Class B common stock held by a trust, of which a child of the Reporting Person is a beneficiary, and for which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein, (ix) 185,173 shares of Class A common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2022; (x) 2,514,016 shares of Class B common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2022; and (xi) 21,102 shares of Class A common stock subject to vested restricted stock units for which settlement has been deferred. As reported by the Issuer to the Reporting Person, there were 9,252,402 shares of Class B common stock issued and outstanding as of December 31, 2022.

(c)	Beneficial ownership percentage is based upon 43,443,734 shares of Class A common stock issued and outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person. Such percentage is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person, assuming conversion of such stock into Class A common stock (and excluding the conversion of shares of Class B common stock held by other persons). Assuming full conversion of all the currently outstanding Class B common stock, the 5,126,022 shares of Class A common stock would represent 10.6% of the total common stock outstanding.

CUSIP No. 74467Q103	13G	Page 3 of 5 Pages

Explanatory Note: This amendment corrects Amendment No. 2 to Schedule 13G, filed on April 3, 2023, which inadvertently overstated the Reporting Person’s beneficial ownership of shares of Class B common stock subject to options that are exercisable within 60 days of December 31, 2022 by 1,250,000 shares. This filing is being made to correct the amount of securities reported as being beneficially owned by the Reporting Person as of December 31, 2022.

Item 1(a)	Name of Issuer: PubMatic, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: Not applicable.

Item 2(a)	Name of Person Filing:

Rajeev K. Goel

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o PubMatic, Inc.
601 Marshall Street
Redwood City, CA 94063

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number: 74467Q103

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 on the cover page hereto.

(b)	Percent of Class:

See Item 11 on the cover page hereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page hereto.

CUSIP No. 74467Q103	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 74467Q103	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2023

By:	/s/ Rajeev K. Goel
Name:	Rajeev K. Goel